UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Patheon N.V.
(Name of Issuer)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number)

JLL Associates G.P. V (Patheon), Ltd.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600

With a copy to:

Robert B. Pincus, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V (Patheon), Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,597,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,597,544
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,597,544
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1% (1)
14		TYPE OF REPORTING PERSON CO

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund VI (Patheon), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,985,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,985,589
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,985,589 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14		TYPE OF REPORTING PERSON PN

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Patheon FF II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,287
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,287
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14		TYPE OF REPORTING PERSON OO

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V (Patheon), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,615,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,615,558
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,615,558
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14		TYPE OF REPORTING PERSON PN

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL/Delta Patheon Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14		TYPE OF REPORTING PERSON PN

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL/Delta Patheon GP, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14		TYPE OF REPORTING PERSON CO

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patheon Holdco Coöperatief U.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,106,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,106,540
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,540 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14		TYPE OF REPORTING PERSON OO

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V (New Patheon), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,996,397
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,996,397
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,996,397 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14		TYPE OF REPORTING PERSON PN

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

SCHEDULE 13D
CUSIP No. N6865W105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Patheon Co-Investment Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,561,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,561,932
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,561,932 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON PN

(1) Based on 145,074,042 shares of the Issuer’s ordinary shares outstanding as of July 26, 2016.

Item 1.  Security and Issuer

This Schedule 13D relates to the ordinary shares, par value €0.01 (“Ordinary Shares”), of Patheon N.V., a Dutch limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at Herengracht 483, 1017BT, Amsterdam, The Netherlands.

Item 2.  Identity and Background

(a)  This Schedule 13D is filed jointly by (i) JLL Associates G.P. V (Patheon), Ltd., a company limited by shares organized under the laws of the Cayman Islands (“JLL GP V”), (ii) JLL Partners Fund VI (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“JLL Fund VI”), (iii) JLL Patheon FF II, LLC, a Delaware limited liability company (“JLL FF II”), (iv) JLL Associates V (Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“JLL Associates V”), (v) JLL/Delta Patheon Holdings, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“JLL/Delta LP”), (vi) JLL/Delta Patheon GP, Ltd., a company limited by shares organized under the laws of the Cayman Islands (“JLL/Delta GP”), (vii) Patheon Holdco Coöperatief U.A., a cooperative with excluded liability for its members organized under the laws of The Netherlands (“Patheon Holdco”), (viii) JLL Partners Fund V (New Patheon), L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“JLL Fund V”) and (ix) JLL Patheon Co-Investment Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“JLL Patheon Co-Investment” and, collectively, the “Reporting Persons”).

(b)  The address of the principal business and principal office of each of the Reporting Persons is 450 Lexington Ave., 31st Floor, New York, NY 10017.

(c)  Each of JLL Associates V, JLL FF II, JLL Patheon Co-Investment, Patheon Holdco, JLL Fund V and JLL Fund VI is principally engaged in the business of investing in securities of the Issuer.  JLL GP V is the general partner of JLL Associates V and functions as the general partner or controlling person of each of the other Reporting Persons and JLL GP V is principally engaged in the business of serving in such capacities in connection with investments in securities of the Issuer.  JLL Associates V is the general partner of JLL Patheon Co-Investment and the managing member of JLL FF II.  JLL Patheon Co-Investment is the controlling shareholder of JLL/Delta GP.  JLL/Delta LP is the 100% owner of Patheon Holdco and is principally engaged in the business of being the 100% owner of Patheon Holdco.  JLL/Delta GP is the general partner of JLL/Delta LP and is principally engaged in the business of being the general partner of JLL/Delta LP.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of JLL GP V and JLL/Delta GP required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

All of the ordinary shares of the Reporting Persons were acquired upon the conversion and reclassification of the Issuer and an ordinary share issuance by the Issuer effected prior to the completion of the Issuer’s initial public offering, other than the DSP Shares (as defined below).

All of the ordinary shares acquired by JLL FF II and 775,443 of the ordinary shares acquired by JLL Patheon Co-Investment (together, the “DSP Shares”) were acquired pursuant to the Issuer’s directed share program in its initial public offering at a price per share of $19.845.  Each of JLL FF II and JLL Patheon Co-Investment acquired the cash for the purchase of the DSP shares from their respective members and limited partners.

Item 4.  Purpose of Transaction

All of the ordinary shares reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or a portion of such ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

JLL Associates V, JLL FF II, JLL Patheon Co-Investment, Patheon Holdco, JLL Fund V and JLL Fund VI are the record holders (the “Record Holders”) of 62,597,544 ordinary shares of the Issuer, which represents approximately 43.1% of the outstanding ordinary shares.  The ordinary shares shown as beneficially owned by JLL GP V include the ordinary shares held of record by the Record Holders.  The ordinary shares shown as beneficially owned by JLL Associates V include the ordinary shares held of record by JLL Patheon Co-Investment and Patheon Holdco.  The ordinary shares shown as beneficially owned by JLL Patheon Co-Investment, JLL Delta Patheon GP and JLL/Delta LP include the ordinary shares held of record by Patheon Holdco.  Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares of the Issuer included in this report other than the Ordinary Shares held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)	Amount and Percentage Beneficially Owned:

See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of ordinary shares beneficially owned by each Reporting Person is based upon 145,074,042 ordinary shares outstanding upon the closing of the Issuer’s initial public offering, as reported in the final prospectus pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, filed by the Issuer with the Securities and Exchange Commission on July 20, 2016 (File No. 333-204789).

(b)	Number of shares as to which such person has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of:
See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c)	Transactions within the Past Sixty Days:
There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d)
The limited partners, members and shareholders of each of the Reporting Persons are entitled to a proportionate share of proceeds from sales of ordinary shares by such Reporting Persons upon the satisfaction of certain conditions set forth in the respective organizational and other agreements of such Reporting Persons.  In respect of the ordinary shares held of record by Patheon Holdco, such ordinary shares are held for the benefit of certain employees of the Issuer, which shares will be released to the applicable employee upon the occurrence of a qualifying exit event and the satisfaction of certain additional performance criteria.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 20, 2016, the Issuer entered into a Shareholders’ Agreement by and among JLL Patheon Co-Investment, Koninklijke DSM N.V. (“DSM”), JLL/Delta LP, Patheon Holdco, JLL Associates V, JLL Fund V and JLL Fund VI (the “Shareholders”).  A copy of the Shareholders' Agreement is attached as Exhibit 2 and incorporated by reference herein.

Board Designation

The Shareholders’ Agreement contains, among other things, agreements with respect to the election of the Issuer’s directors, including the Issuer’s chief executive officer. Pursuant to the Shareholders’ Agreement, the Shareholders have agreed to use their reasonable best efforts to cause, and to vote the Issuer’s ordinary shares held by them and their affiliates (as defined in the Issuer’s board rules and in the Shareholders’ Agreement) in favor of, the nomination and election to Issuer’s board of directors of the individuals designated by each of JLL Patheon Co-Investment Fund and DSM as described below. The following provisions with respect to the composition of the Issuer’s board and the nomination of directors have been adopted by Issuer’s board of directors and have been incorporated into Issuer’s board rules.

For so long as the Issuer is a “controlled company” under the rules of the New York Stock Exchange, the Issuer and each of the Shareholders will use their respective reasonable best efforts to cause to be nominated for election and to be elected to the board of directors a slate of one executive director and 11 non-executive directors consisting of: five (5) individuals designated by JLL Patheon Co-Investment Fund, three (3) individuals designated by DSM and three (3) individuals who will be independent directors not affiliated with either JLL Patheon Co-Investment Fund or DSM. If either JLL Patheon Co-Investment Fund or DSM sells a number of ordinary shares resulting in ownership by it and its affiliates of at least 10% less than the number of shares held by the other shareholder and its affiliates (calculated based on the aggregate number of shares owned by JLL Patheon Co-Investment Fund, DSM and their respective affiliates), then the number of the selling party’s designated directors will be decreased by one and the number of the non-selling party’s designated directors will be increased by one. This transfer of designee rights will apply for each 10% relative difference in ownership of ordinary shares between the selling party and the non-selling party.

At such time as the Issuer ceases to qualify as a “controlled company,” the board of directors will be required to consist of a majority of independent directors and (i) as long as JLL Patheon Co-Investment Fund and DSM and their affiliates collectively own at least 20% of the Issuer’s issued and outstanding shares, the Issuer and each of the Shareholders will use their respective reasonable best efforts to cause to be nominated for election and to be elected to the board of directors three (3) directors (or 25% of the total number of the directors then making up the board, calculated in accordance with the terms of the Shareholders’ agreement and the Issuer’s board rules), of which two will be designated by whichever of JLL Patheon Co-Investment Fund or DSM beneficially owns the greater percentage of the Issuer’s issued and outstanding shares and one of which will be designated by the party which beneficially owns the smaller percentage of the Issuer’s issued and outstanding shares, or (ii) as long as JLL Patheon Co-Investment Fund and DSM and their affiliates collectively own at least 10% but less than 20% of the Issuer’s issued and outstanding shares, the Issuer and each of the Shareholders will use their reasonable best efforts to cause to be nominated for election and to be elected to the board of directors, two (2) directors, one designated by each of JLL Patheon Co-Investment Fund and DSM, provided that, in each case if either JLL Patheon Co-Investment Fund or DSM and their respective affiliates own less than 5% of the Issuer’s shares, such party’s designees will be allocated to the other party.

Voting Agreement

Pursuant to the Shareholders' Agreement, until either of JLL Patheon Co-Investment Fund or DSM together with its affiliates ceases to own at least 7.5% of the Issuer's issued and outstanding Ordinary Shares, each shareholder party to the Shareholders' Agreement will vote, or act by written consent with respect to, all Ordinary Shares held beneficially or of record by such shareholder in favor of any action or proposal that has been approved by the board of directors of the Issuer and which requires approval of the general meeting of the Issuer in accordance with article 2:107a(1) of the Dutch Civil Code, as the same may be amended, modified or replaced from time to time. Matters requiring approval under article 2:107a(1) of the Dutch Civil Code generally include: a transfer of the business or substantially the entire business to a third party; entry into or termination of a long-lasting cooperation of the Issuer or a subsidiary with another person or entity, if such cooperation or termination is of essential importance to the Issuer; or the acquisition or divestment of a business with a value at least one-third of the Issuer’s assets.

Due to the Shareholders’ Agreement, the Reporting Persons and DSM may each be deemed to share voting power, but not dispositive power, with respect to ordinary shares owned by the Reporting Persons and DSM. Each of the Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of ordinary shares beneficially owned by DSM.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated August 5, 2016.

Exhibit 2
Shareholders’ Agreement, dated July 20, 2016, among the Issuer, JLL Patheon Co-Investment Fund, L.P., Koninklijke DSM N.V., JLL/Delta Patheon Holdings, L.P., Patheon Holdco Coöperatief U.A., JLL Associates V (Patheon), L.P., JLL Partners Fund V (New Patheon), L.P. and JLL Partners Fund VI (Patheon), L.P. (Incorporated by reference from the Issuer’s Form 8-K, filed on July 26, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL ASSOCIATES G.P. V (PATHEON), LTD.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL PARTNERS FUND VI (PATHEON), L.P.

By its general partner,
JLL Associates VI (Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL PATHEON FF II, LLC

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL ASSOCIATES V (PATHEON), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL/DELTA PATHEON HOLDINGS, L.P.

By its general partner,
JLL/Delta Patheon GP, Ltd.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL/DELTA PATHEON GP, LTD.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

PATHEON HOLDCO COÖPERATIEF U.A.

By:	/s/ Daniel Agroskin
Name: Daniel Agroskin
Title: Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL PARTNERS FUND V (NEW PATHEON), L.P.

By its general partner,
JLL Associates V (New Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

JLL PATHEON CO-INVESTMENT FUND, L.P.

By its general partner,
JLL Associates V (Patheon), L.P.

By its general partner,
JLL Associates G.P. V (Patheon), Ltd.

By:	/s/ Paul Levy
Name: Paul S. Levy
Title: Managing Director

Appendix A

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

To the best of the Reporting Persons’ knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JLL GP V

Directors:(1)(2)

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Daniel Agroskin	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Alexander R. Castaldi	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Eugene Hahn	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Kevin T. Hammond	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Michel Lagarde	Director	Herengracht 483 1017BT, Amsterdam, The Netherlands	President, Patheon N.V.	The Netherlands
Paul S. Levy	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Frank J. Rodriguez	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Michael J. Schwartz	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Senior Director of Tax and Finance /Chief Compliance Officer, JLL Partners	United States
Garrett T. Hall	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Robert VanHees	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Gerard van Spaendonck	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	The Netherlands
(1) JLL GP V has no executive officers.
(2) Each of the listed persons disclaims beneficial ownership of the Ordinary Shares reported as beneficially owned by the Reporting Persons.

JLL/Delta GP

Directors and officers:(1)

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Daniel Agroskin	Director and Treasurer	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
Philip Eykerman	Director	Het Overloon 1, 6411 Te Heerlen P7	EVP Corporate Strategy and Acquisitions, Koninklijke DSM N.V.	Belgium
Michel Lagarde	Director and President	Herengracht 483 1017BT, Amsterdam, The Netherlands	President, Patheon N.V.	The Netherlands

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Paul S. Levy	Director	450 Lexington Avenue, 31st Floor, New York, New York, 10017, United States of America	Investment Professional, JLL Partners	United States
James C. Mullen	Director and Chief Executive Officer	Herengracht 483 1017BT, Amsterdam, The Netherlands	Chief Executive Officer, Patheon N.V.	United States
Stephan B. Tanda	Director	Het Overloon 1, 6411 Te Heerlen P7	Managing Board, Koninklijke DSM N.V.	Austria
Hugh Welsh	Director and Vice President	Het Overloon 1, 6411 Te Heerlen P7	President, General Counsel & Secretary DSM North America	United States
(1) Each of the listed persons disclaims beneficial ownership of the Ordinary Shares reported as beneficially owned by the Reporting Persons.